January 27, 2017
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:     Ambac Financial Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016 and Amended on May 11, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed on November 3, 2016
File Number: 001-10777
Dear Mr. Rosenberg:
This letter is submitted on behalf of Ambac Financial Group, Inc. (“Ambac”) in response to comments received from the Securities and Exchange Commission staff (“Staff”), in a letter dated December 28, 2016 (the “Letter”), with respect to Ambac’s Form 10-K for the fiscal year ended December 31, 2015 (“2015 Form 10-K”) and Ambac’s Form 10-Q for the quarter ended September 30, 2016 (“September 30, 2016 Form 10-Q”).
For reference purposes, the text of your December 28, 2016 letter has been reproduced in this letter with responses directly following the reproduced text.
Securities and Exchange Commission Staff Comments:
Form 10-K Amendment No. 1 for the Fiscal Year Ended December 31, 2015
Notes to Consolidated Financial Statements

4.	Special Purpose Entities, Including Variable Interest Entities (“VIEs”)
Financial Guarantees, page 98

(1)
Please tell us why results from consolidated VIEs are reported within the single line item “income (loss) on variable interest entities” within revenue in the consolidated statements of total comprehensive income. For 2014 and 2015 and the nine months ended September 30, 2016, provide us a schedule of items comprising the results from consolidated VIEs included in income (loss) on variable interest entities with explanation for each item’s classification within revenue. Also provide us, for those periods, a schedule of gains (losses) as a result of consolidating and deconsolidating VIEs and explanation as to their classification also within income (loss) on variable interest entities.

Ambac response:
The results of consolidated VIEs, which are reported within the single line item "income (loss) on variable interest entities," are related to transactions where we have provided financial guarantee insurance contracts supporting the debt obligations (and in certain cases the assets) of the VIEs, herein referred to as “FG VIEs”. These FG VIEs were created to securitize financial assets of third party sponsors. As such, the net cash flows from the FG VIE’s assets will be paid out to the FG VIE’s debt holders, after adjusting for financial guarantor cash flows and other expenses. To the extent the FG VIE’s assets experience cash flow shortfalls and are unable to service the FG VIE’s debt obligations, Ambac’s financial guarantee contract, which guarantees the timely payment of principal and interest, may absorb those shortfalls. As further discussed in Note 4 of the 2015 Form 10-K, the consolidation of FG VIEs is largely determined by Ambac’s control rights in the financial guarantee contract. Such rights may include the right to replace the servicer and/or collateral manager in these transactions. Upon consolidation, Ambac eliminates the financial guarantee insurance assets and liabilities associated with the insurance policy, which is accounted for under ASC 944. Furthermore, we have elected to apply the fair value option to the assets and liabilities of the FG VIEs we consolidate.

We believe presenting the net impact of the aggregate fair value changes of the assets and liabilities of consolidated FG VIEs on the single line item, “income (loss) on variable interest entities” in the statement of comprehensive income is consistent with the accounting literature, as further discussed below, and the most useful presentation for our financial statement users. We considered the following factors in making this determination:

•
We are applying fair value accounting to all the FG VIEs’ assets and liabilities. We believe the following accounting literature supports reporting the aggregate fair value changes of VIE assets and liabilities on a net basis (i.e. single line item) in the statement of comprehensive income consistent with how other financial instruments accounted for at fair value are reported. For example:

◦	Gains and losses on derivative instruments that are held for trading are reported on a net basis in accordance with ASC 815-10-45-9 (formerly EITF 02-3).

◦
Physically settled derivatives that are not held for trading purposes are reported on a gross or net basis depending on the facts and circumstances as discussed in ASC 815-10-55-62 (formerly EITF 03-11). The factors discussed in this guidance that we believe are relevant to our situation include the following:

a.
Economic substance of the transaction - As noted above, the FG VIEs are securitization vehicles whose assets and liabilities are linked. Ambac’s economic exposure is through our financial guarantee obligation and is based on the performance of FG VIE’s net cash flows, which is represented by the fair value of the FG VIE’s net assets.

b.
Gross vs. net reporting indicators in ASC 605-45 - Reporting under this guidance depends on whether the entity functions as a principal, which requires gross reporting, or as an agent, which requires net reporting. Principal vs. agent factors to consider are discussed in ASC 605-45-45-2 through 45-18. We believe the primary factor that indicates the FG VIE and/or Ambac, as the financial guarantor, are acting as an agent, is the fact that neither party is the primary obligor in the transaction. The transaction involves the issuance of debt which is reliant on the cash flows of the securitized assets and secondarily, in the event of insufficient cash flows of the securitized assets that are insured by Ambac, reliant on Ambac’s performance as the financial guarantor. Furthermore, Ambac is not even secondarily liable on the majority of the FG VIE debt that we are required to consolidate. That is, when we are the primary beneficiary of a VIE, as defined under the VIE accounting rules, we are required to consolidate all the assets and liabilities of an FG VIE. However, in most cases we are not insuring all of the FG VIE debt. Therefore, the impact of FG VIEs on our balance sheet is disproportionate to our economic exposure to the FG VIEs. For example, at 9/30/16, the fair value of the FG VIE liabilities we actually insure was $5.7 billion, which only represents 40% of the $14.2 billion of the fair value of FG VIE liabilities we consolidate.

◦
The presentation of gains and losses on investment securities classified as trading is not prescriptive under the overall investment guidance in ASC 320. However, the broker-dealer guidance in ASC 940-320-45-5 states that trading gains and losses, comprised of both realized and unrealized gains and losses, “shall generally be presented net.”

•
The VIE subsections of the consolidation guidance in ASC 810 do not specifically address the presentation of VIE results in the consolidated statement of comprehensive income. Therefore, we believe the presentation of VIE results is subject to management’s judgment.

•
Please refer to our response to question 3 below for further discussion on how financial statement users view the consolidated VIE information on our financial statements. Based on feedback we have received from users of our financial statements, we are providing a sufficient level of detail with respect to fair value changes in VIE within our statement of comprehensive income. Various discussions with users of our financial statements, including professional investment analysts, have revealed they place little emphasis on our consolidated VIE results. For example, the majority of analysts covering Ambac and other companies in the financial guarantee industry assess and model the respective companies by excluding the effects of VIEs.

•
Finally, we would note that Ambac is not the only public company in the financial guarantee industry that reports the results of VIEs in a single line item within revenue in the consolidated statements of total comprehensive income.

Below is a schedule detailing the change in fair value of the various financial instruments within the consolidated FG VIEs, along with gains (losses) from consolidating and deconsolidating VIEs, that together comprise income (loss) on variable interest entities for the nine months ended September 30, 2016 and the years ended December 31, 2015 and 2014.

($ in thousands) Changes Related to:	Nine Months Ended September 30, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Investments	$571,739	$(7,263)	$429,113
Loans	1,367,063	672,659	1,121,593
Long-term debt	(1,647,211)	(861,386)	(1,155,061)
Derivative net liabilities	(307,710)	226,987	(427,857)
Net changes on VIE assets & liabilities	(16,119)	30,997	(32,212)
Deconsolidation gains (losses)	—	572	—
Income (loss) on Variable Interest Entities	$(16,119)	$31,569	$(32,212)
The above table reflects some significant fair value changes for the individual assets, liabilities and derivatives, relative to the net amount reported in income (loss) on variable interest entities. These fair value changes are primarily due to fluctuations in market factors such as interest rates, credit spreads and foreign exchange rates that, given the structure of the FG VIEs, have offsetting impacts on the fair value of the assets and liabilities of each entity. However, the fair value of cash flows representing Ambac’s underlying economic interest in the FG VIEs, as a result of providing a financial guarantee, do not have offsetting impacts on the fair value of the assets and liabilities of each entity. Such amounts include the fair value of asset cash flows intended to fund Ambac’s financial guarantee premium payments and, if applicable, the fair value of liability cash flows that are expected to be funded by Ambac’s financial guarantee claim payments. The changes in fair value resulting from these net financial guarantor cash flows are the primary driver of the amounts reported in income (loss) on variable interest entities. As noted above, only 40% of the FG VIE liabilities we consolidate, on a fair value basis, are actually insured by Ambac. As a result of the above factors, we feel that the gross presentation in the table above is not useful for readers of our financial statements. Also note that we currently disclose the impact of consolidation and de-consolidation gains (losses) in our September 30, 2016 Form 10-Q, Note 3, page 13, and our 2015 Form 10-K, Note 4, page 101.

8.	Financial Guarantee Insurance Contracts
Loss and Loss Expense Reserves, page 106

(2)
Please reconcile for us the amounts reported on your consolidated statements of total comprehensive income herein and in your Form 10-Q for the quarterly period ended September 30, 2016 within the line item “Losses and loss expense (benefit)” for 2014 and 2015 and the nine months ended September 30, 2016 to amounts reported in the loss and loss expense roll-forward, net of subrogation recoverable and reinsurance on page 107 herein and page 20 in your Form 10-Q for the quarterly period ended September 30, 2016 within the line item “Net change in net loss and loss expense reserves.” Your disclosure below the roll forwards indicates that net change in net loss and loss expense reserves are included in losses and loss expenses in the consolidated statement for comprehensive income.

Ambac response:
Provided below is a reconciliation of the line item “Losses and loss expenses (benefit)” as reported in the consolidated statements of total comprehensive income to the line item “Net change in net loss and loss expense reserves” as reported in the loss and loss expense reserve roll-forward, net of subrogation recoverable and reinsurance, of the Financial Guarantee Insurance Contract Notes of the September 30, 2016 Form 10-Q and 2015 Form 10-K for the nine months ended September 30, 2016 and the years ended December 31, 2015 and 2014, respectively.

	($ in thousands)	Nine Months Ended September 30, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
	Losses and loss expenses (benefit)	$(226,981)	$(768,707)	$(545,574)

	Net change in net loss and loss expense reserves	$664,862	$(883,624)	$(1,649,499)
	Add back:
Claim and loss expense payments (recoveries), net of subrogation and reinsurance	Current year	2,056	—	17
	Prior years	(950,810)	90,086	1,067,321
	Foreign currency translation	56,911	24,831	36,587
	Change in net loss and loss expense reserves related to Comprehensive Income	$(226,981)	$(768,707)	$(545,574)
	Difference	$—	$—	$—
The “Losses and loss expenses (benefit)” line only reflects changes to loss and loss expense reserves that flow through the consolidated statement of comprehensive income. The “Net change in net loss and loss expense reserves” on the loss and loss expense roll-forward reflects all changes to loss and loss expense reserves. Therefore, the primary reconciling differences between the respective amounts relate to the following items that do not flow through the consolidated statement of comprehensive income:

•	Payments and receipts of claims and recoveries, respectively, which represents cash activity.

•
The foreign currency translation of loss and loss expense reserves of our non-USD wholly-owned subsidiary, Ambac Assurance UK, Limited ("Ambac UK"). The impact of the foreign currency translation is included within the line item “Change in previously established loss and loss expense reserves, gross of RMBS subrogation and net of reinsurance” on the loss and loss expense reserve roll-forward. Foreign currency translation impacts shareholders’ equity in accordance with ASC 830.

Form 10-Q for Quarterly Period Ended September 30, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 85

(3)
Regarding operating earnings and adjusted book value and related per share amounts, please address the following as disclosed herein and in your earnings release furnished with your November 3, 2016 Form 8-K:

•	Tell us why the adjustments that:

◦	eliminate the effects of VIEs that were consolidated as a result of being insured by Ambac; and

◦
(for adjusted book value) add the value of the unearned premium revenue on financial guarantee contracts and fees on credit derivative contracts, adjusted for management’s expected future net premiums and credit derivative receipts, in excess of expected losses, net of reinsurance are appropriate and do not represent tailored recognition and measurement methods. Refer to question 100.04 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2017 (sic).

•
Tell us why you believe that your after-tax presentation is appropriate in view of question 102.11 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2017 (sic).

Ambac response:
With respect to the first bullet point and two sub-bullets above, based on recent discussions with the Staff subsequent to the receipt of this letter, it is our understanding the Staff has already vetted the appropriateness of these non-GAAP adjustments and has come to the following conclusions:

i)
The VIE non-GAAP adjustment would not be appropriate to include in Operating Earnings and Adjusted Book Value (“ABV”). The Staff further indicated that it would be acceptable to disclose the same VIE information outside of the Operating Earnings and ABV tables and in close proximity to the respective tables.

ii)	The unearned premium revenue (“UPR”) adjustment on ABV is acceptable. The Staff has requested some additional information on this measure, including enhancing our description of this adjustment.

iii)	The Staff also indicated it is not comfortable with the use of the term “Operating Earnings” in our non-GAAP measures.
We separately discuss the VIE and UPR non-GAAP adjustments below, as well as the Operating Earnings caption, and address the following issues: i) the accounting background and description of the non-GAAP adjustments, ii) management’s rationale for including these non-GAAP adjustments, including why we believe the non-GAAP adjustments are appropriate and do not represent tailored recognition and measurement methods as addressed in question 100.04 of the SEC’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“C&DI”) and iii) how we will comply with the Staff’s above mentioned conclusions.
Note that these non-GAAP adjustments have been consistently applied since the period ended June 30, 2013 upon Ambac’s emergence from bankruptcy.
VIE non-GAAP adjustment to Operating Earnings and ABV
Accounting background
As noted in our response to question 1 above, VIEs within certain financial guarantee contracts must be consolidated under ASC 810 when Ambac has: 1) the obligation to absorb potentially significant losses, which Ambac usually meets under its financial guarantee contract and 2) Ambac has the power to direct significant economic activities, which is driven by Ambac’s control rights in the financial guarantee contract(1). Ambac accounts for the financial assets and liabilities of the consolidated financial guarantee VIEs at fair value (i.e. mark-to-market basis)
Description of VIE non-GAAP adjustment
The VIE non-GAAP adjustment eliminates the financial statement effects of VIEs that were consolidated in accordance with ASC 810 and reflects all financial guarantee transactions, regardless of whether the underlying VIE is consolidated or not, using the insurance basis of accounting under ASC 944. The income statement effects of this adjustment are reflected in Operating Earnings and the stockholders’ equity effects are reflected in ABV. We believe reporting financial guarantee insurance policies using a consistent single basis of accounting is important for reasons discussed in the next section.
Management rationale
Users of our financial statements, including professional investment analysts, have indicated they place little emphasis on our consolidated VIE results and many exclude the effects of consolidated VIEs in their valuation analysis. Furthermore, the largest companies in the financial guarantee industry submitted a letter to the FASB in 2015(2) requesting relief from VIE consolidation rules. During this process, the financial guarantee industry conducted outreach to investment analysts on this topic. As a result, included in the FASB submission was a letter from an analyst that included the following views on the lack of useful information VIE consolidation provides:

•
“However, in the case of FAS 167’s VIE accounting requirements for financial guarantors, I believe that the pronouncement has only served to unnecessarily distort and muddy the companies’ GAAP financial statements to the point where we no longer bother with the GAAP results. Rather, we assess and model the companies excluding VIEs (and FAS 133 and FAS 157 for that matter), aided by the non-GAAP statements offered by AGO and MBI in their respective financial supplements, and on a statutory basis.”

•
“To put it bluntly, I ignore FAS 167 and the consolidation of VIEs into the financial guarantors’ financial statements, viewing the GAAP results as now being distorted by the noise of this accounting metric. We do not see any economic or investment implications to a financial guarantor from its insurance of a structured finance issue beyond the premiums and loss content presented by that risk and believe that the non-GAAP statements now offered by financial guarantors better reflect this.”

__________________________________

(1)	Control rights are generally limited to the right to replace a servicer and/or collateral manager in insured transactions.

(2)
Comment letter from Members of the Financial Guaranty Industry, dated July 31, 2015, available at FASB.org and clicking on Projects/Comment Letters/Agenda Requests 2015/Letter 4 - Members of the Financial Guaranty Industry.

With respect to the statement of comprehensive income, the consolidation of VIEs creates less transparency in our operating results. For example, Ambac may issue a financial guarantee to a VIE that is part of a securitization transaction. At the inception of the transaction, typically we would not be required to consolidate the VIE and it would be accounted for under the insurance accounting rules of ASC 944, which would reflect recognition of premium revenue. In a subsequent period, if Ambac’s control rights are triggered, usually as a result of performance deterioration in the transaction, Ambac may be required to consolidate the VIE. This consolidation creates a GAAP gain or loss in earnings for that period, and a switch from insurance accounting to fair value accounting, which makes understanding our operating results difficult for financial statement users.
With respect to the balance sheet, the impact of FG VIEs is disproportionate to our economic exposure to the FG VIEs, which we also believe makes our financial statements less transparent and less useful. For example, at September 30, 2016, the fair value of consolidated FG VIE liabilities were $14.2 billion. However, the fair value of consolidated FG VIE liabilities we actually insure were $5.7 billion, which only represents 40% of the fair value of FG VIE liabilities we consolidate.
Finally, with respect to question 100.04 of the SEC’s C&DI on Non-GAAP Financial Measures, the VIE adjustment to Operating Earnings and ABV does not accelerate revenue, rather it replaces fair value accounting with insurance accounting to show all financial guarantee contracts on a consistent basis. This adjustment could be negative or positive depending on how the fair value of the VIEs’ assets and liabilities have changed relative to the insurance accounting impact. Furthermore, the VIE non-GAAP adjustment is not “individually tailored” as it represents a GAAP basis of accounting that is used for all other financial guarantee contracts where consolidation has not been triggered. In other words, we use a GAAP methodology for this adjustment and have not simply created a new revenue metric. For these reasons, we do not believe this non-GAAP adjustment provides misleading non-GAAP information and therefore is not a violation of Rule 100(b) of Regulation G.
We would note that other insurance companies within the financial guarantee industry also report ABV as a non-GAAP measure and include VIEs as an adjustment to compute this measure, as well as other large insurance companies which make VIE adjustments to their respective non-GAAP measures.
Follow-up discussion with the SEC Staff
Notwithstanding management’s belief that the VIE non-GAAP adjustments to Operating Earnings and ABV are appropriate, based on the Staff's above-mentioned conclusions we will remove the VIE non-GAAP adjustments from both non-GAAP measures and revise the prior period presentation in our quarterly SEC financial statement filings beginning with our December 31, 2016 10-K and quarterly earnings release which is reported on Form 8-K. We will also remove the VIE component embedded in the UPR in excess of expected losses non-GAAP adjustment to ABV, which is further discussed in Note 3 of the UPR non-GAAP adjustment rollforward table in the next section. We will also separately disclose the VIE data that was previously shown in the Operating Earnings and ABV tables, outside of, and in close proximity to, the respective tables. Below is draft pro-forma VIE disclosure that would be placed near the Operating Earnings and ABV tables, respectively:
Pro-forma disclosure placed near the Operating Earnings table:
Net income (loss) effects of financial guarantee VIE consolidation: VIEs that were consolidated as a result of financial guarantees provided by Ambac are accounted for on a fair value basis. The impact on Net income (loss) attributable to common stockholders (including per share amounts) of eliminating these consolidated VIEs and accounting for Ambac’s financial guarantee under the provisions of the Financial Services - Insurance Topic of the ASC would be $xx.x million ($x.xx per share), $xx.x million ($x.xx per share), and $xx.x million ($x.xx per share), for the years ended December 31, 2016, 2015 and 2014, respectively.
Pro-forma disclosure placed near the ABV table:
Stockholders’ equity effects of financial guarantee VIE consolidation: VIEs that were consolidated as a result of financial guarantees provided by Ambac are accounted for on a fair value basis. The net impact on Total Ambac Financial Group, Inc. stockholders’ equity (including per share amounts) of: i) eliminating these consolidated VIEs and accounting for Ambac’s financial guarantee under the provisions of the Financial Services - Insurance Topic of the ASC and then ii) adding the value of UPR in excess of expected losses for these VIEs consistent with the above described methodology used in the ABV non-GAAP adjustment for Net unearned premiums and fees in excess of expected losses, would be $xx.x million ($x.xx per share) and $xx.x million ($x.xx per share) for the years ended December 31, 2016 and 2015, respectively.
UPR in excess of expected losses non-GAAP adjustment to ABV
Accounting background
Premiums for financial guarantee contracts can either be received as a single premium at inception (referred to as “upfront” premiums) or an installment basis over time. Under ASC 944, a UPR liability is recorded at inception equal to the present value of premiums due or expected to be collected. For upfront premium transactions, UPR represents the cash received at inception (with the offsetting debit to cash). For installment transactions, UPR represents the present value, discounted at a risk-free rate, of the premiums due or expected to be collected over the period of the financial guarantee contract (with the offsetting debit to premiums receivable). For installment premium transactions, UPR is generally required to be measured over the full financial guarantee contract period without regard to possible prepayments. However, if the underlying insured obligation is a homogeneous pool of assets that are contractually prepayable, the expected period may be used which considers prepayment assumptions. As a result, UPR is measured using the contractual period for non-homogeneous transactions and using the expected period for homogenous pool transactions. UPR is recognized as premium revenue over the life of the financial guarantee contract in proportion to the insured principal amount outstanding in accordance with ASC 944.
Under ASC 944, loss reserves are estimated based on expected losses which are (a) unpaid claims plus (b) the present value (at the risk-free rate) of expected future losses, net of expected recoveries. Importantly, loss reserves are only recorded for the expected losses in excess of UPR. If expected losses are less than UPR, then no loss reserves are recorded.
Description of UPR in excess of expected losses non-GAAP adjustment
As noted in the Accounting background section above, loss reserves are recorded for expected losses in excess of UPR. As a result, GAAP equity reflects a reduction for expected losses for the amounts that exceed UPR. However, when expected losses are less than UPR, no loss reserves are recorded and therefore there is no impact on GAAP equity. This non-GAAP adjustment adds back UPR in excess of expected losses, net of reinsurance, to GAAP equity for financial guarantee contracts where expected losses are less than UPR. This adjustment ensures that all financial guarantee contracts reflect the negative economic impact of expected losses and positive economic impact of UPR on a consistent basis regardless of whether expected losses are greater or less than UPR for individual contracts. Below is an illustration of three separate policies and the impact of the UPR non-GAAP adjustment.

Dr (Cr)	Policy 1	Policy 2	Policy 3	Total
Expected losses	$(100)	$(5)	$—	$(105)
Less: GAAP UPR	(30)	(20)	(10)	(60)
GAAP Loss reserves	$(70)	$15	$10	$(45)

Benefit/(reduction) reflected in GAAP equity	$(70)	$—	$—	$(70)
Non-GAAP adjustment	—	15	10	25
Benefit/(reduction) reflected in ABV	$(70)	$15	$10	$(45)
Policy 1 — GAAP loss reserves of $70 represent the excess of expected losses of $100 over GAAP UPR of $30. As a result, GAAP equity is being reduced by $70. As a result of this netting, GAAP equity effectively reflects the negative impact of expected losses ($100) and positive impact of UPR ($30). Therefore, no non-GAAP adjustment is necessary to add back UPR for Policy 1 since UPR is inherently reflected in GAAP equity.
Policy 2 — Expected losses are less than GAAP UPR, therefore no loss reserves would be recorded under ASC 944 and there is no impact on GAAP equity. As a result, the non-GAAP adjustment would be a net increase of $15, representing a decrease of $5 for expected losses and an increase of $20 for UPR. Policy 2’s ABV is now presented consistently with Policy 1’s GAAP equity and ABV.
Policy 3 — There are zero expected losses, therefore no loss reserves are recorded under ASC 944 and there is no impact on GAAP equity. As a result, the non-GAAP adjustment would be a net increase of $10, representing a $0 decrease for expected losses and an increase of $10 for UPR. Policy 3’s ABV is now reported on a consistent basis with Policy 1’s GAAP equity and ABV.
Note that the reduction reflected in GAAP equity of $70 shown in the Total column above does not equal the net impact of total expected losses of $105 less total UPR of $60 due to the accounting methodology prescribed in ASC 944. However, the reduction reflected in ABV of $45 does equal the net impact of these items after making the non-GAAP adjustment.
As noted in the Accounting background section above, UPR for non-homogenous pool installment contracts reflect contractual premiums and homogeneous pool installment contracts reflect expected premiums. As such, the non-GAAP adjustment for upfront contracts and homogeneous pool installment contracts is GAAP UPR in excess of expected losses, net of reinsurance. However, the non-GAAP adjustment for non-homogeneous installment contracts is UPR that is based on management’s expected cash flows, in excess of expected losses, net of reinsurance. Thus, for non-homogenous contracts we are utilizing a UPR measure that is not GAAP UPR for such contracts; however it is consistent with how GAAP UPR is presented for homogenous pool contracts. We believe using a UPR measure in this non-GAAP adjustment which reflects expected cash flows for all financial guarantee contracts better reflects the economics of the insurance policies. We would also note the difference between management’s estimate of expected cash flows and contractual cash flows for non-homogeneous contracts is not material to the overall non-GAAP adjustment.
Management rationale
As illustrated in the previous section, the linkage between loss reserves and UPR in the ASC 944 accounting model creates inconsistencies in how financial guarantee contracts are reflected in our GAAP equity. The adjustment to add back UPR in excess of expected losses, net of reinsurance, for financial guarantee contracts where expected losses are less than UPR ensures that UPR and expected losses (where applicable) for all financial guarantee contracts are reflected consistently.
Furthermore, ABV is intended to be a measure of capital to assist analysts and other financial statement users in their valuation of the Company. Given that the Company has not written new business since 2007, is currently in run-off, has disclosed that management believes there is substantial doubt about the Company’s ability to continue as a going concern and has been given a going-concern opinion by its external auditor, assessing the company’s residual value is particularly important to users of our financial statements. We believe UPR in excess of expected losses, net of reinsurance, is important information for our stakeholders as it represents a reliably estimable source of capital for the Company related to all financial guarantee contracts and not just those contracts where expected losses are greater than UPR. Upfront premiums reflected in UPR are non-refundable and a significant portion of installment premiums are contractually guaranteed. We would also note that based on our review of various rating agency reports of financial guarantors, those rating agencies include UPR as a claims-paying resource when assessing capital adequacy.
With respect to question 100.04 of the SEC’s C&DI on Non-GAAP Financial Measures, the UPR non-GAAP adjustment is not intended to accelerate revenue and therefore is not being applied to Operating Earnings. Rather, this non-GAAP adjustment is intended to reflect UPR and expected losses (where applicable) for all financial guarantee contracts within equity in a consist manner. Furthermore, the UPR non-GAAP adjustment is not “individually tailored” as it represents a GAAP basis of accounting that is used for other financial guarantee contracts where expected losses are greater than UPR. The adjustment also utilizes prepayment assumptions for non-homogeneous installment contracts that are consistent with prepayment assumptions prescribed under ASC 944 that are used for homogeneous pool installment contracts. As such, we are adjusting GAAP equity to eliminate the inconsistencies in the ASC 944 accounting model and reflect the true economics of our financial guarantee contracts within equity. We would note that other public companies within the financial guarantee industry also report ABV as a non-GAAP measure and include UPR as an adjustment to compute this measure.
Follow-up discussion with the SEC Staff
During the above mentioned recent discussions with the Staff , we were asked to provide additional quantitative detail for the UPR non-GAAP adjustment to ABV and enhance our current disclosures explaining this adjustment. Below is a detailed breakout of the adjustment at September 30, 2016:

UPR Non-GAAP Adjustment Rollforward at September 30, 2016	Upfront	Installment
($ in millions)	Premiums	Premiums	Total
GAAP UPR (1)	$418.6	$630.1	$1,048.7
Less: GAAP deferred ceded premium (i.e. reinsurance) (1)	(26.1)	(48.5)	(74.6)
GAAP UPR net of GAAP reinsurance	392.5	581.6	974.1
Less: UPR (net of reinsurance) for FG contracts where Expected Losses ("EL") > UPR and therefor already reflected in GAAP equity	(70.7)	(80.6)	(151.3)
UPR (net of reinsurance) for FG contracts where EL < UPR	321.8	501.0	822.8
Less: EL (net of reinsurance) for FG contracts where EL < UPR	(4.5)	(20.4)	(24.9)
UPR (net of reinsurance) less expected losses for FG contracts where EL < UPR	317.3	480.6	797.9
Adjustment to convert non-homogeneous contractual UPR to expected UPR	—	(2.6)	(2.6)
Other adjustments (2)	7.9	1.5	9.4
Net VIE adjustments (3)	9.9	124.3	134.2
UPR non-GAAP adjustment shown in ABV table at September 30, 2016	$335.1	$603.8	$938.9

(1)	GAAP UPR and GAAP Deferred ceded premium agree to the respective line items on Ambac’s consolidated balance sheet in the September 30, 2016 Form 10-Q.

(2)
Other adjustments primarily represent non-refundable structuring fees related to financial guarantee contracts. This component represents 1% of the total non-GAAP adjustment, which is not material. As a result we do not discuss this in our description of the adjustment within our disclosures.

(3)
Net VIE adjustments represent the portion of the UPR non-GAAP adjustment associated with consolidated VIEs. As previously noted, there is a separate VIE non-GAAP adjustment that eliminates the financial effects of VIEs that were consolidated in accordance with ASC 810 and reflects all financial guarantee transactions, regardless of whether the underlying VIE is consolidated or not, using the insurance basis of accounting under ASC 944. This UPR non-GAAP adjustment ensures that the UPR and expected losses of the consolidated VIEs reflected in the VIE non-GAAP adjustment is reported consistently within ABV. As previously noted, the Staff has decided the VIE non-GAAP adjustment would not be appropriate to include in Operating Earnings and ABV. As a result, we will also remove the Net VIE adjustment component of the UPR non-GAAP adjustment beginning with our December 31, 2016 Form 10-K.

We have provided draft pro-forma disclosure below, to enhance the description of the UPR non-GAAP adjustment. The disclosure is black-lined from page 87 of our September 30, 2016 Form 10-Q. We will begin including this enhanced disclosure in our December 31, 2016 Form 10-K:
Net unearned premiums and fees in excess of expected losses: Addition of the value of the unearned premium revenue (“UPR”) on financial guarantee (“FG”) contracts ~~and fees on credit derivative contracts, adjusted for management's expected future net premiums and credit derivative receipts~~, in excess of expected losses, net of reinsurance. This non-GAAP adjustment presents the economics of UPR and expected losses for FG contracts on a consistent basis. In accordance with GAAP, stockholders’ equity reflects a reduction for expected losses only to the extent they exceed UPR. However, when expected losses are less than UPR for a FG contract, neither expected losses nor UPR have an impact on stockholders’ equity. This non-GAAP adjustment adds UPR in excess of expected losses, net of reinsurance, to stockholders’ equity for FG contracts where expected losses are less than UPR. Furthermore, depending on the type of FG contract, GAAP requires that UPR be calculated either using management’s expectations about future premiums (including prepayment assumptions) or using contractual future premiums without regard to management’s expectations. This non-GAAP adjustment utilizes a UPR amount based on management’s expectations for FG contracts regardless of type.
Operating Earnings caption
As noted above, we were informed that the Staff is not comfortable with using the caption “Operating Earnings” for our non-GAAP measure. As a result, Ambac will replace the caption “Operating Earnings” with “Adjusted Earnings” in all of our non-GAAP disclosures beginning with our December 31, 2016 10-K filing.
After-tax presentation of non-GAAP measures:
With respect to the second major bullet point above regarding the after-tax presentation of non-GAAP measures, as noted in our non-GAAP disclosures, we have assumed a 0% tax rate when presenting our non-GAAP measures. In recent discussions with the Staff, they inquired why this assumption was appropriate given that we currently record a provision for income taxes on our statement of comprehensive income.
Question 102.11 of the SEC C&DI on Non-GAAP Financial Measures requires registrants to provide the income tax effects on its non-GAAP measures depending on the nature of the measures. This guidance requires registrants to provide the income tax effects of liquidity and performance measures, but is silent on whether tax effects on capital measures should be shown separately. Ambac’s Operating Earnings is clearly a performance measure and would be subject to this guidance. However, given that ABV is a capital measure, we believe that question 102.11 of the C&DI guidance is not applicable to ABV, however it is subject to interpretation and accordingly the remainder of our response assumes that the guidance would be applicable.
The income tax effects of Ambac’s non-GAAP adjustments to both Operating Earnings and ABV only apply to a portion of those non-GAAP adjustments and are not material, which supports using a 0% tax rate assumption for presenting non-GAAP measures. Below is a discussion of the Company’s GAAP tax provision and management's rationale for assuming a 0% tax rate when reporting Operating Earnings and ABV non-GAAP measures.
Overall tax status and GAAP tax provision:
Ambac's GAAP tax provision reported in the statement of comprehensive income includes both U.S. and foreign taxes which are discussed separately below:

•
U.S. taxes — As of September 30, 2016, Ambac had a U.S. federal net operating loss (“NOL”) carryforward of approximately $4 billion, which is a component of our deferred tax asset. Furthermore, the Company has not written new business since 2007, is currently in run-off, and the prospects for generating future taxable income is highly uncertain. Additionally, as noted above, the Company has disclosed that management believes there is substantial doubt about the Company's ability to continue as a going concern and the Company has been given a going-concern opinion by its external auditor. As a result of the risks and uncertainties associated with future operating results and our ability to recover the deferred tax asset, we have recorded a full valuation allowance. Notwithstanding the Company’s large NOL, under the Alternative Minimum Tax (“AMT”) rules of the Internal Revenue Code Ambac is still subject to current AMT taxes in the U.S. AMT taxes payable are recorded as a current tax provision in the statement of comprehensive income, which can then be carried forward indefinitely as AMT tax credits. The AMT tax credits are recorded as a deferred tax asset in accordance with ASC 740-10-30-10 and are offset by a full valuation allowance as a result of the risk and uncertainties discussed above. As such, there is no deferred tax impact for AMT tax credits in our GAAP provision for income taxes; only a current tax impact.

•
Foreign taxes — Ambac’s wholly-owned foreign subsidiary, Ambac UK, previously had an NOL carryforward which was fully utilized during 2016. As a result, Ambac UK’s current income is now subject to tax in foreign jurisdictions and is a component of our GAAP provision for income taxes.

Management rationale of tax impact on non-GAAP measures:
Ambac’s non-GAAP adjustments represent either permanent or temporary differences between GAAP pre-tax income and taxable income as further described below.
Permanent differences - The two most significant non-GAAP adjustments to Operating Earnings and ABV over the last several years relate to the insurance intangible and goodwill assets. These Operating Earnings and ABV adjustments represent non-deductible permanent differences between GAAP pre-tax income and taxable income which have no impact on our GAAP tax provision.
Temporary differences - All but one of the remaining non-GAAP adjustments for Operating Earnings and ABV over the last several years are reversals of items which were originally included in GAAP net income or GAAP shareholders equity, respectively. The UPR adjustment to ABV represents a new item not originally included in GAAP shareholders' equity. All of these items represent temporary differences between GAAP pre-tax income and taxable income.

•	U.S. taxes — The portion of the non-GAAP adjustments representing temporary differences subject to U.S. taxes has no GAAP tax impact for two reasons:

i.
The recognition and measurement of temporary differences in deferred taxes is based on enacted tax rates and should not be based on AMT rates, as prescribed in ASC 740-10-10-3 and 740-10-30-11. As noted in this guidance, it is not possible to predict whether an entity will always be an AMT tax payer, which is why deferred taxes are based on enacted tax rates. Therefore, despite the fact we have paid AMT taxes in the past, we would not incorporate this into our estimate of deferred taxes.

ii.
We have a significant NOL carryforward reflected in our net deferred tax asset (i.e. deferred tax assets minus deferred tax liabilities) with a full valuation allowance. As such, any non-GAAP adjustment that would impact the net deferred tax asset would have an offsetting effect on the valuation allowance, resulting in zero impact to our provision for income taxes.

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Foreign taxes — The portion of the non-GAAP adjustments (excluding the VIE adjustment) representing temporary differences subject to foreign taxes related to Ambac UK is not material. For example, as of and for the nine months ending September 30, 2016, the foreign tax impact of the Ambac UK portion (using currently enacted tax rates) of the non-GAAP adjustments would have been $4.9 million, which is 1.0% of total Operating Earnings; and $40.8 million, which is 2.8% of total ABV. Additionally, as noted above, Ambac UK previously had a significant NOL carryforward with a full valuation allowance which was fully utilized during the first quarter of 2016. As a result, the NOL mitigated the foreign tax impact of Ambac UK’s non-GAAP adjustments for periods prior to the first quarter of 2016. We would also note that Ambac UK, consistent with Ambac’s other operating subsidiaries, has not written new business for a significant period of time and is in run-off. As such, the non-GAAP adjustments attributable to Ambac UK are expected to decline going forward.

For the reasons provided above we believe using a tax rate assumption of 0% for our non-GAAP presentation remains appropriate. As such, our non-GAAP measures are effectively shown on a pre-tax and after-tax basis. If and when our tax situation changes in the future such that the income tax effects of our non-GAAP adjustments become material, we will appropriately reflect the income tax effects in our non-GAAP measures tables and it will be clearly explained.

Should you require further information or have any questions, please feel free to contact me at (212) 658-7508, Robert Eisman at (212) 208-3393 or Richard Alger at (212) 208-3196.

Sincerely,

/s/ DAVID TRICK
David Trick
Executive Vice President,
Chief Financial Officer and Treasurer